UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No. ____)*

                     Liberty Diversified Holdings, Inc.
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                              (Name of Issuer)

                       Common Stock, $0.001 par value
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                       (Title of Class of Securities)

                                530447 10 1
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                               CUSIP Number)

        Allen N. Kimble, 49 Parrell Avenue, Foothill Ranch, CA 92610
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                                949-716-7775
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                  1/04/06
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. [233350]

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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Allen N. Kimble
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  ___
     (b)  ___

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3.   SEC Use Only


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4.   Source of Funds (See Instructions)
     00
     Preferred Stock which was converted to common granted by Issuer for services rendered.
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e)  __________

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6.   Citizenship or Place of Organization

          United States
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               7.   Sole Voting Power
                    1,200,000
Number of      ------------------------------------------------------------
Shares         8.   Shared Voting Power
Owned               Beneficially        0
by             ------------------------------------------------------------
Each           9.   Sole Dispositive Power
                    1,200,000
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               10.  Shared Dispositive Power

                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,200,000
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                                     2

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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13.  Percent of Class Represented by Amount in Row (11)

     9.3%

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14.  Type of Reporting Person

     IN
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Item 1.   Security and Issuer

          Common Stock, par value $0.001.

          Liberty Diversified Holdings, Inc.
          600 Anton Boulevard, 11th Floor
          Costa Mesa,  California  92626



Item 2.   Identity and Background


The reporting person is a natural person


          (a)  Allen N. Kimble


          (b) Mr. Kimble's home address is 49 Parrell Avenue, Foothill Ranch, CA 92610


          (c) Mr. Kimble's principle occupation is Controller, NRG Motorsports, Inc., 861-A East Lambert Street, La Habra, CA 90631


          (d) During the last five years Mr. Kimble has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


          (e) During the last five years Mr. Kimble has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.


          (f)  Mr. Kimble is a United States citizen

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Item 3.   Source and Amount of Funds or Other Consideration

The 1,200,000 shares of common stock were acquired through the conversion of 1,200,000 Shares of Series A Preferred Stock. Series A Preferred Stock was acquired on October 6, 2004 from the Issuer as consideration for services rendered.


Item 4.   Purpose of Transaction


The reporting person plans to sell approximately 120,000 shares of common stock immediately on the public market. This sale is not to be made to any specific person(s). The reporting person will sell additional shares of common stock from time to time, as permitted by law. The reporting person has no plan or proposal which would relate to or would result in the following events:

(a)  The acquisition by any person of additional securities of the issuer

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;



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(h)  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

(a) 1,200,000 shares of common stock; 9.3% of issued and outstanding shares of common stock of the Issuer.

(b) Reporting person has 100% sole voting power as to 1,200,000 shares of common shares of common stock.

(c) During the past 60 days, the only transaction in securities effected by the reporting person was the conversion of 1,200,000 shares of Series A Preferred Stock to common stock on January 6, 2006. There was no fee with regards to this transaction, which was affected by giving notice to the transfer agent of the Issuer.

(d)  Not applicable.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the IssuerNot applicable.

Item 7.   Material to Be Filed as Exhibits

None.



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                                 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


1-19-2006
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Date


/S/Allen N. Kimble
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Signature


Allen N. Kimble
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Name/Title




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)






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